1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Siliconware Precision Industries Co., Ltd. Issues an Aggregate of US$400,000,000 Zero Coupon Euro Convertible Bonds Due 2019

Issued by: Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)

Issued on: October 28, 2014

In the evening of October 28, 2014 (Taiwan Standard Time), SPIL completed the pricing for its US$400,000,000 unsecured euro convertible bonds (which includes the full exercise of the US$100,000,000 over allotment option) due 2019 (the “Bonds”).

The Bonds mature on October 31, 2019 and were priced at zero-coupon and 1% yield per annum. Investors have the option to put the Bonds at a yield-to-put of 1% per annum on October 31, 2017. The Bonds can be converted into newly-issued common shares of the Company or American depositary shares of the Company at a conversion premium of 27.5%, which is equivalent to an initial conversion price of NT$53.1038 per common share of the Company or US$8.7365 per American depositary share of the Company. SPIL’s common share’s closing price was NT$41.65 on October 28, 2014. The use of proceeds will be procurement of raw materials denominated in foreign currency and repayment of long-term debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 28, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer